UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 27, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

RELEVANT EVENT

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities
Market legislation, hereby communicates relevant information relating to the free-of-charge capital increase resolved by the Ordinary General Meeting of BBVA shareholders held on March 11, 2011, under agenda item five, section 5.2, by which a system of flexible shareholder remuneration called "Dividend Option" is to be instrumented.  Accompanying this relevant event notice is an information document describing the free-of-charge capital increase for purposes of articles
26.1.e) and 41.1.d) of Royal Decree 1310/2005 of November 4.

Madrid, September 27, 2011

[FREE TRANSLATION]

INFORMATION DOCUMENT
CAPITAL INCREASE CHARGED TO VOLUNTARY RESERVES

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

September 27, 2011

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLES 26.1.E) AND 41.1.D)
OF ROYAL DECREE 1310/2005 OF NOVEMBER 4.

1. INTRODUCTION

The ordinary general shareholders’ meeting of Banco Bilbao Vizcaya Argentaria,
S.A. (“BBVA” or the “Bank”) held on March 11, 2011 resolved, under item 5.2 of the fifth point of its agenda, to increase the share capital of BBVA, with full charge to voluntary reserves, in an amount to be determined in accordance with the terms and conditions set out in the resolution (the “Capital Increase”), delegating the execution of the Capital Increase to the Board of Directors of
BBVA pursuant to article 297.1.a) of Royal Legislative Decree 1/2010, of 2 July,
by means of which the consolidated Spanish Capital Corporations Law was passed
(the “Spanish Capital Corporations Law”).
This information document has been issued in accordance with articles 26.1.e)
and 41.1.d) of Royal Decree 1310/2005, of November 4, which provide that the preparation and publication of a prospectus related to the issuance and admission to listing of the shares issued as a consequence of the execution of the Capital Increase will not be necessary “provided that a document is made available containing information on the number and nature of the shares and the reasons for and details of the offer”.

2. PURPOSE OF THE FREE CAPITAL INCREASE: “THE DIVIDEND OPTION” PROGRAM

The Capital Increase serves as an instrument for the implementation of the shareholder remuneration program named “Dividend Option”, which permits shareholders the opportunity to elect to receive freely-issued BBVA shares or cash equivalent to the traditional second interim dividend of 2011.
The Dividend Option program is similar to other programs implemented in the past by other international banks.  With it, shareholders benefit from more flexibility, since they will be able to adapt their remuneration to their preferences and personal situation.
The Dividend Option program works as follows.
Each shareholder will receive a free allotment right for every BBVA share held at a certain record date.  These rights will be listed and may be traded on the
Spanish Stock Exchanges during a 15 calendar day period.  Following the end of this period, the rights will be automatically converted into newly-issued BBVA shares.

Under the Dividend Option program, each shareholder may opt for one of the following alternatives:

(i) Receive new BBVA shares.  In this case, the shareholder will receive free of charge the number of new shares corresponding to the number of rights held.  The delivery of shares will not be subject to Spanish withholding tax.
(ii) Receive a cash payment equivalent to the traditional second interim dividend.  To this end, BBVA will assume an irrevocable undertaking to acquire the free allotment rights for a fixed price.  This option will be subject to the same tax treatment as a dividend distribution and, therefore, the amount to be paid to the shareholders will be subject to a 19% Spanish withholding tax deduction.
(iii) Receive a cash payment through selling rights on the market.  Given that the rights will be listed, shareholders may sell them on the market at any time during the trading period described in section 3.4 below at the prevailing market price rather than at the guaranteed price offered by BBVA.  The proceeds for the on market sale will not be subject to Spanish withholding tax.
Additionally, shareholders will be able to combine the above mentioned alternatives in view of their preferences.
Shareholders who do not make an election will receive the number of new shares corresponding to them.
Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs.  Please see section 5.

3. DETAILS OF THE OFFER

3.1. Number of shares to be issued, and number of rights necessary
BBVA’s Board of Directors, at its September 27, 2011 meeting, approved the execution of the Capital Increase on the terms approved by BBVA’s ordinary general shareholders’ meeting of March 11, 2011 under item 5.2 of the fifth point of the agenda.
Pursuant to the formulas provided for in the resolution of BBVA’s ordinary general shareholders’ meeting, BBVA’s Board of Directors has established the terms of the Capital Increase as follows:
(i) The number of new shares to be issued as a consequence of the execution of the Capital Increase (“New Shares”) will be 86,157,026 New Shares.  Accordingly, the aggregate nominal value of the Capital Increase will be 42,216,942.74, which is the product of multiplying the number of New Shares (86,157,026) by the nominal value of €0.49 per New Share.
The number of New Shares to be issued is the result of applying the formulas provided for in the applicable resolution adopted by BBVA’s ordinary general shareholders’ meeting under item 5.2 of the fifth point of the agenda, considering that the number of old shares outstanding is 4,824,793,497 (“NOS”), that the reference market value is €490,000,000 (“RMV”) and that the reference
price is €5.682  (“reference price” or “RP”).   On this basis:
(a) The number of rights to be assigned (“rights to be assigned” or “NAR”) is
56, in accordance with the formula in the shareholders’ resolution (rounded up to the nearest whole number):
NAR = RP x NOS / RMV
which, as applied, results in:
€5.682 x 4,824,793,497 / 490,000,000 = 56 rights to be assigned
(b) The number of New Shares to be issued is 86,157,026 New Shares, in accordance with the formula in the shareholders’ resolution (rounded down to the nearest whole number):
New Shares = NOS / NAR
which, as applied, results in:
4,824,793,497 / 56 = 86,157,026 New Shares
Notwithstanding this, the number of New Shares actually issued and, as a result, the nominal value of the Capital Increase, may be less than the foregoing depending on the number of rights acquired by the Bank pursuant to its undertaking to acquire the free allotment rights for a fixed price.  BBVA will waive the free allotment rights acquired pursuant to such undertaking.  As a result, only those shares corresponding to the free allotment rights which have not been acquired by BBVA pursuant to its undertaking will be issued.
The New Shares will be issued at their nominal value of forty-nine euro cents
(€0.49) per New Share, without issuance premium.
(ii) The number of rights necessary to receive one New Share is 56.
BBVA shareholders who appear as such in the book-entry registries of Sociedad de
Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores,
S.A.U. (“Iberclear”) at 23:59 on the day of publication of the announcement of the Capital Increase in the Official Bulletin of the Commercial Registry
(“Boletín Oficial del Registro Mercantil”) (envisaged for September 29, 2011)
will receive a free allotment right for each BBVA share held.  Consequently, such shareholders will have a right to receive one New Share for each 56 shares held by them on such date.
To ensure that all free allotment rights are effectively exercisable and that the number of New Shares to be issued is a whole number, BBVA has renounced 41 rights corresponding to 41 shares held as treasury shares.

3.2 Fixed price of the undertaking to acquire the free allotment rights
The fixed purchase price of each freely allotted right assumed by BBVA is €0.10 per right, in accordance with the formula included in point 6, section 5.2 of the shareholders’ resolution adopted pursuant to agenda item 5 of the general shareholders’ meeting held on March 11, 2011 (rounded to the nearest thousandth of a euro and, in the case of a half of a thousandth of a euro, the immediately higher thousandth of a euro):
Purchase price = RP / (NAR +1)
which, as applied, results in:
5.682 / (56 + 1) = €0.10
Accordingly, shareholders who wish to receive a dividend in cash can sell their rights to BBVA at a gross fixed price of €0.10 per right.
BBVA’s undertaking to acquire rights at such price will be in effect from the first trading day of the rights, which is expected to take place on September
30, through October 10, both inclusive .

3.3. Calendar
The expected calendar for the execution of the Capital Increase is the following:
• September 29, 2011 (23:59 Madrid time): Record date for allocation of rights.
• September 30, 2011: Rights trading period begins in Spain.
• October 10, 2011: Deadline for requesting payment in cash (sale of rights to
BBVA).
• October 14, 2011: Rights trading period ends.
• October 19, 2011: Payment date to shareholders who have requested payout in cash (sale of rights to BBVA).
• October 21, 2011: New Shares allocated to shareholders.
• October 24, 2011: Initiation of ordinary trading of the New Shares on the
Spanish exchanges , subject to obtaining all necessary authorizations.

3.4. Allotment of rights and procedure to opt for cash or New Shares
The free allotment rights will be allotted to the shareholders of BBVA who appear as such in the book-entry registries of Iberclear at 23:59 on the day of publication of the announcement of the Capital Increase in the Official Bulletin
of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for September 29, 2011).  The trading period of the rights will begin on the next trading day and will have a term of fifteen calendar days (envisaged from
September 30 to October 14, 2011, both inclusive).
During the trading period of the rights, the shareholders may opt for cash or
New Shares as explained above, as well as for acquiring in the market free allotment rights sufficient and in the necessary proportion to subscribe for New
Shares.

However, those shareholders who wish to exercise the undertaking to purchase rights assumed by BBVA and receive cash at the fixed price will need to communicate their decision no later than October 10, 2011.  To choose among the alternatives offered by the “Dividend Option” program, shareholders will have to contact the entities where their BBVA shares and corresponding free allotment rights are deposited. Specifically:

(i) Shareholders whose shares are deposited at BBVA Group entities.
Shareholders who wish to give instructions will have to give the relevant order.
 In the absence of an express communication, shareholders will receive new BBVA shares and, if applicable, the proceeds of the liquidation in the market of any rights not-exercisable into a whole New Share.
BBVA shall not charge any fees or costs to those shareholders who opt to receive cash at the guaranteed fixed price or to receive New Shares.  In case of sale of the rights on market, BBVA shall charge the usual fees or costs pursuant to the applicable regulations.

(ii) Shareholders whose shares are deposited with other entities.  These shareholders will have to contact the entity where their shares and rights are deposited to make their decision.

Specifically, if they want to receive cash at the fixed purchase price of BBVA’s undertaking, shareholders must effect such option no later than October 10,
2011.  In the absence of an express communication, shareholders will receive New
Shares.  The depository entities may charge shareholders fees or costs related to the allotment of shares or the sale of rights pursuant to the applicable regulations.

The Capital Increase is carried out free of fees and costs for shareholders in connection with the allotment of the New Shares, with the Bank assuming the costs for the issue, subscription, placing on the market, admission to listing and other related costs.

4. NATURE OF THE SHARES TO BE ISSUED

4.1. Par value, issue price and representation of the New Shares
The New Shares to be issued in the Capital Increase will be ordinary shares with a par value of forty-nine euro cents (€0.49) each, of the same class and series as those currently outstanding.
The New Shares will be issued at an issue price of forty-nine euro cents
(€0.49), that is, without issuance premium, and will be represented in book-entry form, the records of which will be kept by Iberclear and its participant entities.

4.2. Reserves to which the shares will be charged and balance sheet used for the
Increase
The Capital Increase is free of charge and, therefore, does not require any payment from the shareholders.  The Capital Increase will be charged entirely to freely distributable reserve named voluntary reserves, derived from retained earnings, which amounted to €4,168,234,000 as of December 31, 2010.
The balance sheet used for purposes of the Capital Increase is that corresponding to December 31, 2010, duly audited by Deloitte, S.L. as of
February 2, 2011 and approved by the general shareholders’ meeting on March 11,
2011 under the first item of its agenda.

4.3. Shares in deposit
Following the end of the trading period of the free allotment rights, the New
Shares that have not been capable of being allotted due to causes not attributable to BBVA will be kept in deposit and available to whom evidences lawful ownership of the relevant free allotment rights.
Three years after the end of the free allotment rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with article 117 of the Spanish Capital
Corporations Law.  The net proceeds of the sale will be deposited in the Bank of
Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.

4.4. Rights of the New Shares
The New Shares will confer economic rights upon their holders from the date on which the capital increase is registered in the accounting records of Iberclear.

4.5. Admission to listing
The Bank will apply for the listing of the New Shares on the Madrid, Barcelona,
Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation
System (Mercado Continuo), and shall take the steps and actions that may be necessary with the competent bodies of the foreign stock exchanges on which BBVA shares are traded (currently London, Mexico and, through ADSs (American
Depositary Shares), the New York Stock Exchange and the Lima Stock Exchange) in
order for the New Shares issued under the Capital Increase to be admitted to trading.  Subject to the granting of the relevant authorizations, it is expected that the ordinary trading of the New Shares on the Spanish Stock Exchanges will begin on October 24, 2011.

4.6 Tax matters
In general, and pursuant to the criteria stated by the Tax Department (Dirección
General de Tributos) in answer to several binding queries, the applicable tax regime in Spain for shareholders is as follows:

For tax purposes the distribution of the New Shares created by the Capital
Increase will be treated as a delivery of released shares and therefore they will not be considered as income for the purpose of Spanish income-tax (IRPF), company income tax (IS) or income tax on non-residents (IRNR) regardless of whether the latter have a permanent establishment in Spain.

The purchase value of New Shares received as a consequence of the Capital
Increase or of the shares from which they originate shall be the total cost divided by the number of shares whether old or newly released. The acquisition date of such released shares shall be the same as those from which they originate.

If shareholders sell the rights of free allocation on the market, the amount obtained from the transfer of such rights will be subject to the following taxes:

• In the case of IRPF and IRNR and if the transaction is carried out without the mediation of a permanent establishment, the amount obtained from the transfer of rights of free allocation on the market will receive the same treatment as pre-emptive subscription rights. Therefore the amount obtained from the transfer of rights of free allocation reduces, for tax purposes, the acquisition value of the shares from which such rights originated in accordance with article 37.1.a of Law 35/2006, November 28, on personal income tax.

Thus if the amount obtained in the transfer exceeds the acquisition value of the shares from which they originate then the difference will be considered a capital gain of the transferor in the tax period in which the transfer takes place.

• In the case of company tax (IS) and the IRNR, when the transaction entails mediation of a permanent establishment in Spain, in so far as it completes a complete mercantile cycle, tax will be payable in accordance with the applicable rules.

If the holders of rights of free allocation decide to exercise the BBVA undertaking to acquire, the tax treatment of the amount obtained in the transfer to the Bank of the rights of free allocation, received as a shareholder or acquired in the market, will be equivalent to the tax on dividends distributed directly in cash and therefore subject to the corresponding withholding tax.

Nonetheless the amount obtained from a transfer, during the same year, of the commitment to repurchase rights acquired in the market will not benefit from the exemption discussed below.

This exemption, limited to €1,500 per year, is part of the current rules for dividends (because the rights are acquired less than two months prior to the payment of the above amount, which is taken to be the time of transfer).

Furthermore and in these cases (rights acquired in the market), the transfer generates an asset loss equal to the difference between the cost of acquisition of the rights and their transfer value, which in this case will be zero.

5. FOREIGN JURISDICTIONS WHERE BBVA SHARES ARE LISTED

The options, terms and procedures indicated in this information document may not be the same in respect of BBVA shares listed outside Spain, including in the form of BBVA ADSs. Shareholders holding such shares should consult the public announcements made and other documents published in the relevant jurisdictions.

* * *

Banco Bilbao Vizcaya Argentaria, S.A.

P.p.
Manuel Gonzalez Cid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 09/27/2011	By:	Manuel GONZALEZ CID
	Name:	Manuel GONZALEZ CID
	Title:	Authorized representative